1 June 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Date of Release of First Quarter 2005 Results
2) Tax Exempt One-Tier Dividend
3) First Quarter 2005 Finance Statement and Dividend Announcement
4) Notice of a Director's Interest and Change in Interest
5) Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588 Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax: 86-21-64466771

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Miscellaneous

* Asterisks denote mandatory information	
Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	04-May-2005 17:15:18
Announcement No.	00032

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Announcement Title *	DATE OF RELEASE OF FIRST QUARTER 2005 RESULTS
Description	Want Want Holdings Ltd is pleased to announce that its first quarter 2005 results will be released on 13 May 2005. Further notice will be made should there be any change in date.
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Miscellaneous
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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	05-May-2005 12:46:26
Announcement No.	00022

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Announcement Title *	TAX EXEMPT ONE-TIER DIVIDEND
Description	Further to the Company's announcements on unaudited FY2004 results released on 25 February 2005 and Notice of Books Closure Date released on 18 April 2005, the Company wishes to announce that the first and final tax exempt dividend to be paid on 13 May 2005 is a tax exempt one-tier dividend.
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First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	13-May-2005 18:54:04
Announcement No.	00138

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For the Financial Period Ended *	31-03-2005

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Slide_1Q05.pdf
Result_1Q05.pdf
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PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the First Quarter Ended 31 March 2005:-

Group	First Quarter 2005 US$'000	First Quarter 2004 US$'000	Increase/ (decrease) %
Revenue	169,392	130,672	29.6
Cost of sales	(104,465)	(78,180)	33.6
Gross profit	64,927	52,492	23.7
Other operating income	2,180	2,258	(3.5)
Discount on acquisition of new subsidiary	4,333	-	n.m.
Discount on acquisition of equity in subsidiary	264	-	n.m.
Foreign currencies exchange adjustment (loss)/gain	(267)	215	n.m.
Distribution and selling costs	(22,511)	(19,478)	15.6
Administrative expenses	(14,728)	(11,743)	25.4
Other operating expenses	(1,541)	(1,092)	41.1
Finance costs	(730)	(348)	109.8
Share of results of associates	60	(64)	n.m.
Profit before income tax	31,987	22,240	43.8
Income tax expense	(3,221)	(1,208)	166.6
Profit for the period	28,766	21,032	36.8
Attributable to:			
Equity holders of the parent	28,844	21,186	36.1
Minority interest	(78)	(154)	(49.4)
	28,766	21,032	36.8

1(a)(ii) Additional Information

Group	First Quarter 2005 US$'000	First Quarter 2004 US$'000	Increase/ (decrease) %
Gain on disposal of other investment	10	-	n.m.
Interest income	409	424	(3.5)
Depreciation and amortisation	(8,891)	(8,295)	7.2
Underprovision of tax in respect of prior years	(215)	-	n.m.
Loss on disposal of plant and equipment	(146)	(65)	124.6
Plant and equipment written off	(247)	(166)	48.8

1(a)(iii) Analysis of sales

Group	Turnover First Quarter 2005 US$'000	Turnover First Quarter 2004 US$'000	Increase/ (decrease) %	Profit Before Tax First Quarter 2005 US$'000	Profit Before Tax First Quarter 2004 US$'000	Increase/ (decrease) %
By Geographical Region						
China	151,143	114,649	31.8	28,689	20,694	38.6
Taiwan	9,943	7,212	37.9	1,898	859	121.0
Others	8,306	8,811	(5.7)	1,400	687	103.8
Total	169,392	130,672	29.6	31,987	22,240	43.8
By Activity						
Rice Crackers	69,595	52,285	33.1	8,092	4,743	70.6
Other Snacks	48,228	38,824	24.2	11,195	9,150	22.3
Beverages	47,132	35,973	31.0	10,244	8,452	21.2
Others	4,437	3,590	23.6	2,456	(105)	n.m.
Total	169,392	130,672	29.6	31,987	22,240	43.8

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.03.2005	31.12.2004	31.03.2005	31.12.2004
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	171,685	144,285	145	138
Inventories	93,249	103,026	-	-
Trade receivables	39,780	43,744	-	-
Subsidiaries and associates	1,891	1,884	37,006	68,353
Trading investments	3,482	3,213	-	-
Other receivables and prepayments	47,997	58,039	38	29
Development properties	19,763	19,260	-	-
Total current assets	377,847	373,451	37,189	68,520
Non-current assets:				
Investment in subsidiaries	-	-	490,496	458,953
Investment in associates	588	519	-	-
Available for sale financial assets	1,708	1,576	830	830
Property, plant and equipment [1]	410,413	348,603	5,194	5,224
Deferred expenditure	1,106	1,138	-	-
Other intangible assets	150	152	150	152
Goodwill	388	-	-	-
Total non-current assets	414,353	351,988	496,670	465,159
Total assets	792,200	725,439	533,859	533,679
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	102,972	93,197	120	327
Short-term bank loans	3,112	19,864	-	-
Income tax payable	4,348	2,151	2	2
Total current liabilities	110,432	115,212	122	329
Non-current liabilities:				
Long-term bank loans	99,297	55,000	-	-
Equity attributable to equity holders of the parent:				
Issued capital	128,884	128,884	128,884	128,884
Share premium	82,846	82,846	82,846	82,846
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	601	601	601	601
Capital reserve - others	20,218	20,218	-	-
Currency realignment reserve	(3,714)	(2,645)	-	-
Accumulated profits	292,132	263,617	282,741	282,354
Proposed dividend	38,665	38,665	38,665	38,665
Legal reserves	8,474	8,145	-	-
	572,768	544,993	533,737	533,350
Minority interest	9,703	10,234	-	-
Total equity	582,471	555,227	533,737	533,350
Total liabilities and equity	792,200	725,439	533,859	533,679

Notes to the balance sheet

1. Property, plant & equipment increased by US$62 million due mainly to the addition of assets of about US$40 million from the acquisition of Qianhe Hotel.

   Qianhe hotel is owned and operated by Shanghai Qianhe Hotel Ltd ("SQHL") and the Company's wholly owned subsidiary, Want Want (China) Investment Co., Ltd ("WWCICL"), has entered into an agreement (the "Agreement") to acquire the entire equity in SQHL (the "Acquisition") from its owners.

   Qianhe Hotel (the "Hotel") is located at 650 Yishan Road, Xuhui District, Shanghai City, which is about 7.5 Kilometer ("Km") from Hongqiao Airport and 2.6 Km from one of the busiest business districts in Shanghai, Xujiahui. It has a land area of 21,257 square metres ("sqm") and built up area of 36,449 sqm. It is rated three stars with a total of 386 rooms and other facilities such as function rooms, meeting rooms, business centre, restaurants, gym, entertainment centre, parking lots and garden. The Hotel is situated in a location with access to public transport, major roads and facilities such as postal services, banking services, restaurants and entertainments.

   The purchase consideration for the Acquisition, arrived at on a willing seller and willing buyer basis, is RMB 215.8 million (approximately US$26 million) in cash. In connection with the Acquisition, WWCICL will grant to SQHL a shareholder's loan of RMB 84.9 million (approximately US$10.2 million). SQHL was taken over on 1st February 2005 at a net tangible asset value of approximately RMB 251.7 million (approximately US$30.3 million), after adjusting for assets and liabilities excluded in the Acquisition, and the revaluation of the Hotel building and land. Based on the valuation report dated 18 November 2004 by Shanghai Urban Real Estate Surveyors/Appraisal Co., Ltd, who was commissioned by the Company, the Hotel building and land was valued at an open market value of RMB 308.69 million (approximately US$37.2 million). Other factors taken into account for the purchase consideration included future redevelopments of the Hotel and its surrounding areas, which may increase its value further. The Acquisition will be financed entirely by the Group's internal resources of funds.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/03/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	3,112	0	19,864

Amount repayable after one year

As at 31/03/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	99,297	0	55,000

Details of any collateral

Not Applicable

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year**

Group	31.3.2005 US$'000	31.3.2004 US$'000
Cash flows from operating activities:		
Profit before share of results of associates	31,927	22,304
Add items not requiring cash:		
Depreciation expense	8,840	8,251
Amortisation of deferred expenditure	49	42
Amortisation of intangible assets	2	2
Amortisation of negative goodwill	-	(37)
Discount on acquisition of new subsidiary	(4,333)	-
Discount on acquisition of equity in subsidiary	(264)	-
Gain on disposal of trading investments	(10)	-
Loss on disposal of plant and equipment	146	65
Plant and equipment written off	247	166
Interest expense	730	348
Interest income	(409)	(424)
Cash flows provided by operations before changes in working capital	36,925	30,717
Inventories	9,846	3,575
Trade receivables	4,129	11,986
Related companies and associates	(7)	(697)
Other receivables and prepayments	(624)	(25,699)
Trade payables	(9,794)	(12,705)
Cash generated from operations	40,475	7,177
Interest paid	(730)	(348)
Interest received	448	463
Income tax paid	(1,024)	(1,873)
Net cash from operating activities	39,169	5,419
Cash flows from investing activities:		
Purchase of property, plant and equipment	(22,271)	(5,870)
Purchase of plant and equipment for hospital	(9,115)	(670)
Proceeds from disposal of plant and equipment	10	61
Other receivables and prepayments	20,938	-
Acquisition of subsidiaries	(25,776)	-
Development properties	(503)	(60)
Deferred expenditure	(9)	(2)
Purchase less disposal of trading investments	(259)	(1,985)
Net cash used in investing activities	(36,985)	(8,526)
Cash flows from financing activities:		
Increase in bank loans	26,339	8,766
Payment to minority shareholders	(540)	(236)
Shares issued on exercise of warrants	-	3,971
Net cash from financing activities	25,799	12,501
Net effect of exchange rate changes in consolidating subsidiaries	(583)	21
Increase in cash and cash equivalents	27,400	9,415
Cash and cash equivalents at beginning of period	144,285	156,163
Cash and cash equivalents at end of period	171,685	165,578

Notes to the consolidated cash flow statement

A. Summary of the effects of acquisition of subsidiaries

	31.3.2005 US$'000	31.3.2004 US$'000
Cash	251	-
Other current assets	10,545	-
Current liabilities	(19,569)	-
Net current liabilities	(8,773)	-
Non-current assets	40,339	-
Non-current liabilities	(1,206)	-
NTA at time of acquisition	30,360	-
Discount on acquisition of new subsidiary	(4,333)	-
Amount paid	26,027	-
Cash of acquired subsidiary	(251)	-
Net cash outflow on acquisition of subsidiary	**25,776**	-

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	<--- Attributable to equity holders of the parent									--->		
	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Minority Interest US$'000	Total Equity US$'000
Group												
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**4,662**	**309**	**18,251**	**(7,241)**	**235,298**	**44,577**	**6,862**	**11,137**	**514,465**
Currency translation differences	-	-	-	-	-	-	1,158	-	-	-	1	1,159
Profit attributable to shareholders	-	-	-	-	-	-	-	21,186	-	-	(154)	21,032
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	(252)	(252)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	-	-	-	-	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**4,662**	**309**	**18,251**	**(6,083)**	**256,484**	**44,577**	**6,862**	**10,732**	**540,375**
Balance at 1 Jan 2005												
- As previously reported	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(2,645)**	**262,592**	**38,665**	**8,145**	**10,234**	**554,202**
Effect of adopting FRS 103 (Revised 2004)	-	-	-	-	-	-	-	1,025	-	-	-	1,025
- As restated	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(2,645)**	**263,617**	**38,665**	**8,145**	**10,234**	**555,227**
Profit attributable to shareholders	-	-	-	-	-	-	-	28,844	-	-	(78)	28,766
Currency translation differences	-	-	-	-	-	-	(1,069)	-	-	-	(37)	(1,106)
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	(416)	(416)
Transfers	-	-	-	-	-	-	-	(329)	-	329	-	-
Balance at 31 Mar 2005	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(3,714)**	**292,132**	**38,665**	**8,474**	**9,703**	**582,471**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	< ---------------- Attributable to equity holders of the parent				--------------------->		
	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total Equity US$'000
Company							
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**309**	**261,794**	**44,577**	**507,290**
Loss attributable to shareholders	-	-	-	-	(73)	-	(73)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**309**	**261,721**	**44,577**	**511,188**
Balance at 1 Jan 2005	**128,884**	**82,846**	**-**	**601**	**282,354**	**38,665**	**533,350**
Profit attributable to shareholders	-	-	-	-	387	-	387
Balance at 31 Mar 2005	**128,884**	**82,846**	**-**	**601**	**282,741**	**38,665**	**533,737**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There is no change in the company's share capital in the quarter ended 31 March 2005.

During the quarter ended 31 March 2004, the company issued, as a result of the exercise of warrants, 6,305,000 ordinary shares of US$0.10 each at an exercise price of US$0.63. The warrants expired on 22 October 2004.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group and the Company have adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2004.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With effect from 1 January 2005, the Group and the Company have adopted the following new and revised Financial Reporting Standards ("FRS") :

FRS 39

Financial assets and liabilities, including derivative financial instruments, are classified and measured in accordance with the requirements under FRS 39.

FRS 103, FRS 36 *(r2004)* and FRS 38 *(r2004)*

FRS 103, FRS 36 (r2004) and FRS 38 (r2004) requires the allocation of the cost of acquisition to identifiable assets (including intangible assets), liabilities and contingent liabilities assumed in the business combination at their fair values. Liabilities for terminating or reducing the activities of the acquiree are included only when the acquiree, at the acquisition date, has an existing obligation in accordance with FRS 37. The acquirer has to recognise separately the acquiree's contingent liabilities, provided that their fair value can be measured reliably. Intangible assets have to be identified and recognised if the fair value could be measured reliably and the criterion in receiving future economic benefit is considered to be satisfied in a business combination situation.

Previously, FRS 22 did not require the recognition of contingent liabilities and FRS 38 did not include the presumption that future economic benefit is always satisfied for an intangible asset acquired as part of a business combination respectively. In addition, FRS 22 also allowed the recognition of liabilities for terminating or reducing the activities of the acquiree if certain conditions are met.

Negative goodwill arising on acquisitions must now be recognised immediately in the income statement. Previously, the Group capitalised and amortised negative goodwill over their estimated useful live. In accordance with the transitional provisions of FRS 103, any unamortised negative goodwill as at January 1, 2005 has been adjusted against opening retained earnings as at that date.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
Earnings per ordinary share	**31/03/2005**	**31/03/2004**
(i) Based on weighted average number of ordinary shares in issue	2.24 US cts	1.66 US cts
**Weighted average number of ordinary shares	1,288,840,439	1,275,740,221
(ii) On a fully diluted basis	2.24 US cts	1.65 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,288,840,439	1,281,132,812

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/03/2005	**31/12/2004**	**31/03/2005**	**31/12/2004**
Net asset value per ordinary share based on existing issued share capital as at the end of the period	44.44 US cts	42.29 US cts	41.41 US cts	41.38 US cts
**Number of ordinary shares in issue	1,288,840,439	1,288,840,439	1,288,840,439	1,288,840,439

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

<u>First Quarter ("1Q") 2005 vs First Quarter 2004</u>

Sales in 1Q2005 increased 29.6%, from US$130.7 million to US$169.4 million, over corresponding period last year. The higher sales were mainly attributable to the higher festive orders in 1Q2005 compared to 1Q2004. Profit before tax grew by a bigger percentage of 43.8%, from US$22.2 million to US$32 million as a result of higher sales and gain arising from valuation surplus on the acquisition of Qianhe Hotel.

Rice Cracker segment registered the biggest growth in sales and profits. Sales rose 33.1% from US$52.3 million to US$69.6 million. With higher sales, in particular, the shift of sales mix towards higher margin core-brand products which led to improved gross profit margin, profit before tax increased 70.6% from US$4.7 million to US$8.1 million.

Beverage segment performed steadily with 31% improvement in sales over the same period last year. All packaging types of the Hot-kid milk drink contributed to the growth with the 150ml canned version remaining to be the key driver. Profit before tax grew 21.2% to US$10.2 million along with higher sales although gross profit margin declined due to higher raw material cost.

Sales of Other Snacks increased 24.2%, from US$38.8 million to US$48.2 million. This was mainly due to better sales of items such as popsicles, ball cakes and gummy sweets. In line with higher sales, profit before tax increased 22.3%, from US$9.2 million to US$11.2 million.

Sales of "Others" segment increased by US$0.8 million mainly because of contribution from Qianhe Hotel and increase in sales of wine products. Profit before tax however increased by US$2.6 million. This was due mainly to US$4.3 million valuation surplus relating to the Qianhe Hotel offset by an increase in operating expenses of US$1.4 million. (Please see explanations under item 1(b)(i) for details on Qianhe Hotel acquisition)

For geographical segments, sales in China and Taiwan were positively affected with higher festive Chinese New Year orders. Profit before tax for China increased due to higher sales and contributions from the other non-food businesses as explained above under "Others" product segment. Profit before tax for Taiwan increased by a much stronger rate of 121% compared to its sales growth of 37.9% mainly because of improved gross profit margin and higher operating efficiency. Sales for Other regions slid by 5.7% because of lower sales in countries such as Japan and Korea. Profit before tax however rose by US$713,000 due mainly to higher tax refund from reinvestment of profits in China.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on full year 2004 unaudited results.

10. Prospect

Although improvements made in 1Q2005 were mainly influenced by the Chinese New Year festive orders, Directors believed that efforts made in improving our sales management have also begun to bear fruits. In particular, we were encouraged by the increase in sales volume and revenues of the core brand products in the Rice Cracker segment and gummy sweets.

Barring unforeseen circumstances, we expect prices of most raw materials to remain largely stable and with the progress made in 1Q2005, we believe our performance would improve.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Not Applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Not Applicable

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not Applicable



Want Want Holdings Ltd
1Q 2005 RESULT

13 May 2005

1Q Financials

Unit: USD'000

	2005	%	2004	%	YoY
Turnover	169,392	100.0	130,672	100.0	29.6
Gross Profit	64,927	38.3	52,492	40.2	23.7
Profit Before Tax	31,987	18.9	22,240	17.0	43.8
Profit Attributable to Equity Holders	28,844	17.0	21,186	16.2	36.1
EPS (cents) *	2.24		1.66		34.9

* Based on 1,288,840,439 outstanding shares @ 31 Mar 2005 (2004: 1,279,942,888)

1Q Review

- Group sales increased 29.6% to US$169.4m due mainly to Chinese New Year festive demand
- PBT grew stronger by 43.8% to US$32m because of higher sales & gain from valuation surplus on acquisition of Qianhe Hotel
- Rice crackers: strongest growth in sales/profits as core brand products improved. Improved GP margin led to 70.6% increase in PBT
- Beverage: sales rose 31% & PBT up 21.2%. 150ml Hot Kid can milk remained the key driver
- Other snacks: sales increased 24.2% & PBT up 22.3%. Sales increases from items such as popsicles, ball cakes & gummy sweets

1Q Turnover Breakdown

Turnover By Products


100%
80%
60%
40%
20%
0%
2.6%
27.8%
28.5%
41.1%
2.8%
27.5%
29.7%
40.0%
2005
2004
Rice Crackers
Other Snacks
Beverages
Others

Turnover By Regions


100%
80%
60%
40%
20%
0%
4.9%
5.9%
89.2%
6.8%
5.5%
87.7%
2005
2004
China
Taiwan
Others

1Q Profit Breakdown

Profit By Products


100%
80%
60%
40%
20%
0%
-20%
7.7%
32.0%
35.0%
25.3%
38.0%
41.1%
21.3%
-0.4%
2005
2004
Rice Crackers
Other Snacks
Beverages
Others

Profit By Regions


100%
80%
60%
40%
20%
0%
4.4%
5.9%
89.7%
3.1%
3.9%
93.0%
2005
2004
China
Taiwan
Others

PRC 1Q Turnover Breakdown By Products

Rice Crackers

	2005	2004
Sugar coated	41%	49%
Savory	32%	33%
Fried	8%	10%
Others	19%	8%
Total:	100%	100%
Core Brand	74%	59%
Non-Core Brand	26%	41%

Snack Foods

	2005	2004
Gummy Sweet	38%	44%
Ball cake	18%	18%
Jelly/Popsicle	25%	21%
Others	19%	17%
Total:	100%	100%

Beverages

	2005	2004
Milk	98%	97%
Others	2%	3%
Total:	100%	100%

Liquidity Position as at 31 March

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash(05)	*156,397*	*1,843*	*118*	*13,123*	*204*	*171,685*
Cash(04)	132,481	1,507	131	30,639	820	165,578
Debt(05)	*19,297*	*NA*	*NA*	*82,364*	*748*	*102,409*
Debt(04)	603	1,513	NA	58,000	NA	60,116

Net Cash (March 05): 69,276

Financial Ratio

	31 Mar 05	31 Dec 04
Net Debt/Equity	net cash	net cash
A/R turnover ratio	22days	29 days
Current ratio	342%	326%
Inventory turnover ratio	85 days	98 days
Average interest rate	3.5%	2.0 %
Interest coverage ratio	44.8	55.8

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	TSAI ENG MENG
Designation *	CHAIRMAN
Date & Time of Broadcast	18-May-2005 17:37:07
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	17-05-2005
2.	Name of Director *	TSAI ENG MENG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of Interest	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	17-05-2005
2.	The change in the percentage level	From 54.12 % To 54.12 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Transfer of 309,905,318 shares held in the securities account with a nominee to Hot-Kid Holdings Ltd's securities account with a nominee. Mr Tsai Eng Meng is still deemed to be interested in the 309,905,318 shares transferred to Hot-Kid Holdings Ltd.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	There is no change in the percentage level. This notification is for record purpose only.

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	697,509,798
As a percentage of issued share capital	0 %	54.12 %
No. of shares held after the change	0	697,509,798
As a percentage of issued share capital	0 %	54.12 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	TSAI ENG MENG
Designation *	CHAIRMAN
Date & Time of Broadcast	18-May-2005 17:38:50
Announcement No.	00051

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 17-05-2005

2. Name of Substantial Shareholder * — HOT-KID HOLDINGS LTD

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	17-05-2005
2.	The change in the percentage level	From 17.61 % To 41.65 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Transfer of 309,905,318 shares from the securities account of a nominee of Mr Tsai Eng Meng.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	226,621,716	316,800
As a percentage of issued share capital	17.58 %	0.03 %
No. of shares held after the change	226,621,716	310,222,118
As a percentage of issued share capital	17.58 %	24.07 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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